Exhibit 99.(a)(1)(B)

LAUNCH EMAIL TO ALL ELIGIBLE EMPLOYEES

To:	[EMAIL ADDRESS]

From:	Ron Victor

Date:	April 8, 2008

Subject:	Stock Options - Urgent Information Regarding Required Action

Since it has been determined that some of your stock options to purchase shares of Coherent stock are subject to adverse tax treatment, Coherent is now formally offering you the opportunity to avoid the adverse tax impact by amending these stock options and receiving cash payments from the Company for those stock options.

Recently enacted Internal Revenue Code Section 409A (“Section 409A”) imposes certain adverse tax consequences (including income tax in the year of vesting, an additional 20% penalty tax and interest charges) on stock options that were discount options and which vest after December 31, 2004. For California residents, the State’s Franchise Tax Board imposes similar penalties which could bring your total taxation rate to over 80%.

As a result, the Company will provide you with the opportunity to avoid the adverse tax consequences under Section 409A by voluntarily amending your outstanding discount options.  This amendment would remove the discount by increasing the exercise price per share to the fair market value per share on the date that the Company determined the option was actually granted.  If your discount option is amended pursuant to this offer, you will receive a cash payment equal to 105% of the aggregate exercise price increase of your amended option.  This cash payment will be made on Coherent’s first payroll date in January 2009 (regardless of whether you are an employee of Coherent at the time of payment). Under applicable tax rules, we cannot make this payment prior to 2009.

Please note that our offer will expire at 5:00 p.m., Pacific Time, on May 9, 2008.  In order to participate and for much more detailed information about our offer, please visit our offer website at https://coherent.equitybenefits.com/.  The website is specifically designed to help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how Coherent has addressed the situation and the choices you have, and (iii) answer other questions you may have, by viewing  a recorded informational presentation fully explaining the offer.

Coherent also has engaged PricewaterhouseCoopers LLP to prepare communications and hold two live meetings for employees in the                    area regarding the offer.  The meetings are scheduled as follows:

For employees with last names beginning with the letters A through L:

DATE:	Wednesday, April 9, 2008
TIME:
LOCATION:

1

For employees with last names beginning with the letters M through Z:

DATE:	Wednesday, April 9, 2008
TIME:
LOCATION:

For employees unable to attend the live meetings, you may log on to https://coherent.equitybenefits.com/ to view a recorded informational presentation fully explaining the offer.

PricewaterhouseCoopers LLP has prepared communications and provided general tax information regarding this offer.  Neither Coherent nor PricewaterhouseCoopers LLP will provide tax advice specific to an individual’s circumstance or make any recommendations.  You should direct general questions about the terms of this offer or requests for general tax information about this offer to the Coherent Tender Offer Help Desk at the email address 409AOffer@coherent.com or by phone at (408) 817-5900.  We strongly recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.

If after visiting our website, you elect to fax paper copies of forms or documents under the offer rather than making your elections online, please contact the Coherent Tender Offer Help Desk by email at 409AOffer@coherent.com for confirmation of receipt.